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10032104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORMX-17A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8-16251

FACING PAGE AUG 3 1 2010

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC 110

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONTAG & JOSELSON

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 PARK DRIVE SOUTH
(No. and Street)

RYE	NY	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY JOSELSON (914)381-6250
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name)*

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, HENRY JOSELSON swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONTAG & JOSELSON, as of JUNE 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

x ______________________
Signature

____
Title

x ______________________
Notary Public

ALAN J. BERK
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-4874265
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES OCT. 27, 20 10

This report ** contains (check all applicable boxes):
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
(x) (m) A copy of the SI PC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MONTAG & JOSELSON

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS

Cash and cash equivalents	$	16,395
Receivable from Clearing Broker		231,475
Securities owned, at market value (Note 3)		749,473
Other Assets		375
Office equipment, less accumulated depreciation of $ 21,638		18
	$	997,736

LIABILITIES AND PARTNERSHIP CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	16,144
Payable to non-customer (Note 5)		17,322
		33,466
Commitments and contingencies (Note 5)		
Partnership Capital (Note 6)		964,270
	$	997,736

The accompanying notes are an integral part of these financial statements

MONTAG & JOSELSON

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2010

1-NATURE OF BUSINESS

Montag & Joselson (the "Partnership") is a New York partnership conducting business as a broker/dealer in securities.

The Partnership operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Partnership clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Partnership is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities.

2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Partnership considers demand deposited money market funds to be cash and cash equivalents.

Equipment

Equipment is recorded at cost and is being depreciated over a useful life of 5 years using the straight-line method.

(Continued)

2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Income Taxes

The Partnership does not pay Federal or State Income Taxes on its taxable income. Instead, the partners are liable for individual income taxes on their respective share of the Partnership's taxable income.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amount of revenues and expenses.

Subsequent Events

The Company has evaluated events and transactions that occurred between June 30, 2010 and August 12, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3- SECURITIES OWNED

Marketable securities owned consist of trading securities at quoted market values, as illustrated below:

Equities	$ 749,473

(Continued)

4- RECEIVABLE FROM (PAYABLE TO) CLEARING BROKER

The Partnership maintains trading and investment accounts. One of the accounts is traded on margin. All margin requirements are met and the liability is fully secured by securities owned.

5- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Partnership's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Partnership introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such nonperformance by its customers.

The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

6- NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2010, the Partnership's net capital of $ 810,888 was $ 710,888 in excess of the required net capital of $ 100,000. The Partnership's net capital ratio was 4.13%.

7- SECURITIES POSSESSION OR CONTROL REQUIREMENTS

The Partnership operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and is therefore not subject to securities possession or control requirements.

8- RESERVE REQUIREMENT COMPUTATION

The Partnership operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and is therefore not required to compute the reserve regarding customer funds since the Partnership does not receive or hold customer funds or securities.

A copy of the Partnership's Statement of Financial Condition as of June 30, 2010, pursuant to SEC Rule 17a-5, is available for examination at the Partnership's Office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority.

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE

NEW YORK, N.Y. 10038

INDEPENDENT AUDITORS' REPORT

TO THE PARTNERS OF MONTAG & JOSELSON

We have audited the accompanying statement of financial condition of Montag & Joselson (a partnership) as of June 30, 2010. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Montag & Joselson (a partnership) as of June 30, 2010 in conformity with auditing standards generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
August 12, 2010